UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Theodore Altman
                       DLA Piper Rudnick Gray Cary US LLP
                           1251 Avenue of the Americas
                               New York, NY 10020
                                 (212) 835-6000

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 782233 10 0                                               SCHEDULE 13D
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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Angelica Urra Berrie
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*

        N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                        7      SOLE VOTING POWER

                               24,783 Common Shares

       NUMBER OF        ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                4,624,451 Common Shares
        EACH            ------ -------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                   24,783 Common Shares
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               4,624,451 Common Shares
--------- ----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,649,234 Common Shares
--------- ----------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
--------- ----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

        ITEM 1.        SECURITY AND ISSUER

                       This statement relates to the shares of common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

         ITEM 2.      IDENTITY AND BACKGROUND

         (a)          This Schedule 13D is filed by Angelica Urra Berrie. Ms.
                      Berrie previously jointly filed a Schedule 13D on January 6, 2003, as amended on May 5, 2004, with Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden and has been referred to in a Schedule 13D filed by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation") on January 6, 2003 and amended thereafter. The disclosures made herein with respect to persons or entities other than Ms. Berrie are made on information and belief. By virtue of Ms. Berrie's position as a trustee of The Russell Berrie 2002A Trust (the "Trust") and an executor of the estate of Russell Berrie (the "Estate"), Ms. Berrie may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Ms. Berrie does not affirm membership in such group and this Schedule 13D shall not be construed as an admission that Ms. Berrie is the beneficial owner of any securities described herein.

         (b)-(c) Ms. Berrie is Vice Chairman of the Company and President of the Foundation. Her business address is c/o the Foundation, Glenpointe Centre East - 7th Floor, 300 Frank
                      W. Burr Boulevard, Teaneck, New Jersey 07766.

         (d)-(e) During the last five years, Ms. Berrie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)         Ms. Berrie is a citizen of the United States of America.


         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                      Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION

                  Ms. Berrie requested that the Company permit her to conduct due diligence with a view toward making an offer for the Company's gift business and also reserved the right to make an offer for the entire company. Ms. Berrie expressed concern over the Company's current plans for the gift business and requested that it defer implementation of those plans during the 45 day period she estimated it would take her to complete due diligence. There were a number of follow up communications between Ms. Berrie, various other board members, the Company and their respective representatives regarding her request. The Company and Ms. Berrie are discussing how she may proceed with due diligence. The Company has not agreed to defer its plans regarding the gift business. Except as described above, Ms. Berrie does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Ms. Berrie is the direct beneficial owner of 24,783 Common Shares, consisting of 9,783 Common Shares and options to acquire 15,000 Common Shares and constituting approximately
                  0.1 % of the Common Shares outstanding.

                  Ms. Berrie may be deemed to have shared beneficial ownership of 4,624,451 Common Shares, consisting of 2,771,988 and 1,852,463 Common Shares respectively, beneficially owned by the Trust and the Estate and constituting approximately 22.2% of the Common Shares outstanding.

                  The share holdings disclosed herein do not include the 4,175,015 Common Shares beneficially owned by the Foundation, of which Ms. Berrie is a member of the board of trustees.

                  The share holdings disclosed herein do include the 2,771,988 and 1,852,463 Common Shares respectively, beneficially owned by the Trust and the Estate.

                  Ms. Berrie disclaims beneficial ownership of the Common Shares beneficially owned by the Foundation, the Trust and the Estate.

                  In the aggregate, Ms. Berrie may be deemed to beneficially own 4,649,234 Common Shares, or approximately 22.3% of the Common Shares outstanding.

                  Percentage beneficial ownership is calculated based on 20,824,475 Common Shares outstanding, as reported in the Company's 10-Q for its quarter ended September 30, 2005.

            (b)   Angelica Urra Berrie has:

                  (1) Sole power to vote or to direct the vote:

                            24,783 Common Shares, representing 9,783 Common Shares and options to acquire 15,000 Common Shares

                  (2) Shared power to vote or to direct the vote:

                            4,624,451 Common Shares

                  (3) Sole power to dispose or to direct the disposition of:

                            24,783 Common Shares, representing 9,783 Common Shares and options to acquire 15,000 Common Shares

                  (4) Shared power to dispose or to direct the disposition of:

                            4,624,451 Common Shares

            (c) Ms. Berrie has not effected any transaction in Common Shares during the past sixty days.

            (d) Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

            (e)   Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than as set forth herein, Ms. Berrie does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

         ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: March 15, 2006



                                                        /s/ Angelica Urra Berrie
                                                        ------------------------
                                                            Angelica Urra Berrie